Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IKONICS Corporation

TeraWulf Inc. Joins the Bitcoin Mining Council

Brings the First Zero-Carbon Nuclear Site for Bitcoin Mining in the United States

EASTON, Maryland – July 12, 2021 – TeraWulf Inc. ("TeraWulf"), a U.S.-based bitcoin mining company, today announced that it has joined the Bitcoin Mining Council. The Bitcoin Mining Council is an open forum of bitcoin miners committed to promoting transparency, sharing best practices, and educating the public on the benefits of bitcoin and bitcoin mining.

 TeraWulf is actively developing its mining facilities in New York and Pennsylvania and has secured competitive power supply agreements for each, consistent with its carbon mandates. TeraWulf’s Pennsylvania site is expected to be the first bitcoin mining facility that is powered by 100% zero-carbon nuclear energy.

Paul Prager, Chairman & Chief Executive Officer of TeraWulf, said, “We are thrilled to join the Bitcoin Mining Council and are honored to support sustainable bitcoin mining. Together, for more than a decade, the TeraWulf management team has owned, operated, and built over 2.3 gigawatts of electricity infrastructure worldwide. We understand energy infrastructure and we have proven that we know how to operate efficiently and effectively on an industrial scale.”

Mr. Prager continued, “Our team believes that controllable load resources like bitcoin miners will play a crucial role in enhancing grid reliability and renewable energy integration. With 60,000 miners on order from Bitmain and Minerva to date, and 800 megawatts of expected sustainable energy capacity by 2025, TeraWulf is positioned to become a global leader in bitcoin mining. I could not be more excited about TeraWulf and the future of bitcoin.”

Following the anticipated completion of TeraWulf’s previously announced business combination with IKONICS Corporation (Nasdaq: IKNX) (“IKONICS”), TeraWulf intends to continue to develop, own, and operate its mining facilities in the United States.

As announced on June 25, 2021, TeraWulf expects to become a Nasdaq-listed company through a business combination with IKONICS, an imaging technology company based in Duluth, Minnesota. The companies have entered into a definitive merger agreement to combine under a new holding company, which will change its name to TeraWulf Inc. and is expected to be listed on The Nasdaq Stock Market LLC under the trading symbol "WULF." The transaction is expected to close in the second half of 2021, subject to the receipt of regulatory approvals, the approval by IKONICS and TeraWulf stockholders, and other customary closing conditions.

To learn more about the TeraWulf and IKONICS transaction, please visit www.TeraWulf.com.

About TeraWulf

TeraWulf was formed to own and operate fully integrated environmentally clean cryptocurrency mining facilities in the United States. TeraWulf will generate domestically produced bitcoin powered by nuclear, hydro and solar energy. TeraWulf’s mining facility in New York is expected to be operational in the fourth quarter of 2021 and the mining facility in Pennsylvania recently commenced site work with targeted operation in the second quarter of 2022. For more information on TeraWulf, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.

Additional Information and Where to Find It

In connection with the proposed business combination between IKONICS and TeraWulf as more fully described in the current report on Form 8-K filed by IKONICS with the Securities and Exchange Commission (the “SEC”) on June 25, 2021, IKONICS intends to file relevant materials with the SEC, including a combined proxy statement and registration statement on Form S-4. Following the filing of the definitive proxy statement with the SEC, IKONICS will mail or otherwise make available the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed business combination. The proxy statement, any other relevant documents and all other materials filed with the SEC concerning IKONICS are (or, when filed, will be) available free of charge at www.sec.gov and www.ikonics.com/investor-relations. Stockholders are urged to read carefully the proxy statement and registration statement on Form S-4 and any other relevant documents and materials that IKONICS files with the SEC when they become available before making any voting decision because they will contain important information about IKONICS, TeraWulf and the proposed business combination.

Participants in the Solicitation

This communication does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer to sell or a solicitation of an offer to buy the securities of IKONICS or TeraWulf, nor shall there be any sale of any such securities in any state or jurisdiction in which such solicitation, offer or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Information about any persons who may, under the rules of the SEC, be deemed participants in the solicitation of the proxies in connection with the proposed business combination will be set forth in the preliminary proxy statement and registration statement on Form S-4 when it is filed with the SEC.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such forward-looking statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed business combination, including the risks that (a) the proposed business combination may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain stockholder approval of the merger agreement, (c) other conditions to the consummation of the proposed business combination under the merger agreement may not be satisfied, (d) all or part of TeraWulf’s contemplated financing in connection with the proposed business combination may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on The Nasdaq Stock Market LLC; (3) no assurance that future developments affecting TeraWulf will be those that it has anticipated, with TeraWulf's projected financial information is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results since the assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information; (4) the effects that any termination of the merger agreement may have on a party or its business; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed business combination and instituted against any party to the merger agreement and others; (6) the risk that the proposed business combination may involve unexpected costs, liabilities or delays; and (7) other economic, business, competitive, legal, regulatory and/or factors relating to the proposed business combination. Potential investors, stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. TeraWulf does not assume any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

TeraWulf

Michael Freitag / Joseph Sala / Lyle Weston

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449